UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Hayes Lemmerz International, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

420781 30 4

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue
Los Angeles, CA 90071
(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 420781 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AP Wheels, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,777 shares of Common Stock

	8.	Shared Voting Power

	9.	Sole Dispositive Power 100,777 shares of Common Stock

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,777 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 420781 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 100,777 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 100,777 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,777 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 420781 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 100,777 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 100,777 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,777 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 420781 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Netherlands Partners V (A), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 100,777 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 100,777 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,777 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 420781 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Netherlands Partners V (B), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 100,777 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 100,777 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,777 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 420781 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo German Partners V GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 100,777 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 100,777 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,777 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 420781 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 100,777 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 100,777 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,777 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 420781 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 100,777 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 100,777 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,777 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 420781 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIF V Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,777 shares of Common Stock

	8.	Shared Voting Power

	9.	Sole Dispositive Power 100,777 shares of Common Stock

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,777 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 420781 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 100,777 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 100,777 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,777 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 3 supplements and amends the Schedule 13D jointly filed on June 19, 2003, as amended and supplemented by Amendment No. 1 thereto filed on February 11, 2004, as amended and supplemented by Amendment No. 2 thereto filed on July 6, 2004, by (i) AP Wheels, LLC, a Delaware limited liability company, (ii) Apollo Investment Fund V, L.P., a Delaware limited partnership, (iii) Apollo Overseas Partners V, L.P., a limited partnership registered in the Cayman Islands, (iv) Apollo Netherlands Partners V (A), L.P., a limited partnership registered in the Cayman Islands, (v) Apollo Netherlands Partners V (B), L.P., a limited partnership registered in the Cayman Islands, (vi) Apollo German Partners V GmbH & Co. KG, a limited partnership registered in Germany, (vii) Apollo Management V, L.P., a Delaware limited partnership, and (viii) Apollo Advisors V, L.P., a Delaware limited partnership, relating to the shares of common stock, par value $.01 (the “Common Stock”), of Hayes Lemmerz International, Inc. (“HLI” or the “Issuer”).

Unless otherwise defined herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D filed on June 19, 2003, Amendment No. 1 thereto filed on February 11, 2004 or Amendment No. 2 thereto filed on July 6, 2004, as applicable.

Responses to each item of this Amendment No. 3 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 2 is hereby amended and supplemented by the following:

This Amendment No. 3 to Schedule 13D is filed jointly by (i) AP Wheels, LLC, a Delaware limited liability company (“AP Wheels”), (ii) Apollo Investment Fund V, L.P., a Delaware limited partnership (“Investment V”), (iii) Apollo Overseas Partners V, L.P., a limited partnership registered in the Cayman Islands (“Overseas V”), (iv) Apollo Netherlands Partners V (A), L.P., a limited partnership registered in the Cayman Islands (“Netherlands A”), (v) Apollo Netherlands Partners V (B), L.P., a limited partnership registered in the Cayman Islands (“Netherlands B”), (vi) Apollo German Partners V GmbH & Co. KG, a limited partnership registered in Germany (“German V,” and collectively with Investment V, Overseas V, Netherlands A and Netherlands B, the “Funds”), (vii) Apollo Advisors V, L.P., a Delaware limited partnership (“Advisors V”), (viii) Apollo Management V, L.P., a Delaware limited partnership (“Management V”), (ix) AIF V Mangement, LLC, a Delaware limited liability company (“AIF V LLC”), and (x) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”).  AP Wheels, the Funds, Advisors V, Management V, AIF V LLC and Apollo Management are referred to collectively as the “Reporting Persons.”  The address of the principal office of each of the Reporting Persons is Two Manhattanville Road, Suite 203, Purchase, New York 10577.

AP Wheels is principally engaged in the business of investment in securities of the Issuer.  The Funds are principally engaged in the business of investing in securities.  Each of the Funds is a member of AP Wheels.  Advisors V is principally engaged in the business of providing advice regarding investments by and serving as the general partner of the Funds.  Management V is principally engaged in the business of serving as the manager of each of AP Wheels and the Funds.

Apollo Capital Management V, Inc., a Delaware corporation (“Capital Management V”), is the general partner of Advisors V.  Capital Management V is principally engaged in the business of serving as general partner to Advisors V.  The address of the principal office of Capital Management V is Two Manhattanville Road, Suite 203, Purchase, New York 10577.

On or about February 1, 2007, AIF V Management, Inc., previously the general partner of Management V, was converted into a Delaware limited liability company, which is AIF V LLC.  AIF V LLC serves as the general partner of Management V and is principally engaged in the business of serving as the general partner of Management V.

Apollo Management is the sole member and manager of AIF V LLC.  Apollo Management is principally engaged in the business of serving as the manager of AIF V LLC and other Apollo management entities.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors of Apollo Management and Capital Management V and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, Capital Management V nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

On April 5, 2007, AP Wheels sold an aggregate of 3,346,983 shares of Common Stock to an institutional investor at a net price of $7.07 per share.  Following such sale, AP Wheels is the beneficial owner of an aggregate of 100,777 shares of Common Stock issuable in exchange for the 17,823 shares of Series A Preferred Stock held of record by AP Wheels.  The 100,777 shares of Common Stock beneficially owned by AP Wheels represent approximately 0.3% of the outstanding Common Stock of the Issuer.

The shares of Common Stock shown as beneficially owned by each of the Funds include the shares of Common Stock shown as beneficially owned by AP Wheels who may be viewed to be controlled by the Funds as a group.  The shares of Common Stock shown as beneficially owned by Management V and Advisors include the shares of Common Stock shown as beneficially owned by each of the Funds and AP Wheels.  AIF V LLC and Apollo Management may also be deemed to beneficially own the shares of common stock shown as beneficially owned by AP Wheels, each of the Funds and Management V.  Capital Management V may also be deemed to beneficially own the shares of common stock shown as beneficially owned by AP Wheels, each of the Funds and Advisors.  The Funds, Management V, Advisors, AIF V LLC, Capital Management V and Apollo Management disclaim beneficial ownership of the shares of the Issuer’s Common Stock held by AP Wheels in excess of their pecuniary interests, if any, and the filing of this Amendment No. 3 to Schedule 13D and any amendment thereto shall not be construed as an admission that any such person is the beneficial owner of, or has any pecuniary interest in, any such securities.

(a)   See the information contained on the cover pages to this Amendment No. 3 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by the each Reporting Person is based on a total of 39,528,426 outstanding shares of Common Stock as of March 14, 2007, as reported by the Issuer pursuant to the Issuer’s Proxy Statement on Schedule 14A, as filed on March 16, 2007.

(b)   See the information contained on the cover pages to this Amendment No. 3 to Schedule 13D which is incorporated herein by reference.

(c)   On April 5, 2007, AP Wheels sold an aggregate of 3,346,983 shares of Common Stock at a net price of $7.07 per share to an institutional investor.  There have been no other reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 3 to Schedule 13D.

(d)   None.

(e)   April 5, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
Exhibit 1: Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	April 9, 2007	AP WHEELS, LLC

		BY:	APOLLO MANAGEMENT V, L.P.
as Manager

			By:	AIF V MANAGEMENT, LLC
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 9, 2007	APOLLO INVESTMENT FUND V, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 9, 2007	APOLLO OVERSEAS PARTNERS V, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 9, 2007	APOLLO NETHERLANDS PARTNERS V (A), L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 9, 2007	APOLLO NETHERLANDS PARTNERS V (B), L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 9, 2007	APOLLO GERMAN PARTNERS V GmbH KG & CO.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 9, 2007	APOLLO ADVISORS V, L.P.

		By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 9, 2007	APOLLO MANAGEMENT V, L.P.

		By:	AIF V MANAGEMENT, LLC
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 9, 2007	AIF V MANAGEMENT, LLC

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	April 9, 2007	APOLLO MANAGEMENT, L.P.

		By:	Apollo Management GP, LLC
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of Apollo Management and Capital Management V.  Capitalized terms used herein without definition have the meanings assigned thereto in the Amendment No. 3 to Schedule 13D to which this Appendix A relates.

The directors and principal executive officers, as the case may be, of Apollo Management and Capital Management V are Messrs. Leon Black, Joshua Harris and Marc Rowan.  The principal occupation of each of Messrs. Black, Harris and Rowan is to act as executive officers and directors of Apollo Management and Capital Management V.  Mr. Black is also a founding principal and Messrs. Harris and Rowan are also principals of Apollo Advisors, L.P. and its successive and affiliated investment managers (collectively “Apollo Advisors”), including Advisors V, with respect to the Apollo investment funds.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 W. 57th Street, New York, New York 10019 and Messers. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Common Stock beneficially owned by the Reporting Persons.